Canaccord Genuity LLC
Consolidated Statement of Financial Condition

March 31, 2021

Assets

Cash and cash equivalents	$ 62,500,950
Restricted cash	2,316,302
Receivables from clearing organizations	203,254,423
Securities owned, at fair value	54,595,099
Corporate finance and trading receivables	36,955,240
Notes receivable from employees	716,694
Receivables from affiliates	33,835,084
Deposits with clearing organizations and others	1,551,043
Other receivables	2,710,485
Unsettled trades	15,982,487
Fixed assets, at cost (net of accumulation depreciation of $2,006,525)	2,042,899
Right of use assets	19,670,073
Prepaid expenses and other assets	1,373,835
Total assets	437,504,614

Liabilities and member's equity

Securities sold, not yet purchased, at fair value	38,661,531
Accrued compensation payable	129,430,289
Accounts payable and accruals	28,188,417
Unsettled trades	15,982,487
Payables to affiliates	28,412,492
Lease liabilities	20,646,702
	261,321,918
Subordinated borrowings	27,000,000
Member's equity:	
Total member's equity	149,182,696
Total liabilities and member's equity	437,504,614

See accompanying notes.